Filed Pursuant to Rule 433

Registration No. 333-278184-01

Florida Power & Light Company

Pricing Term Sheet

July 25, 2024

Issuer:	Florida Power & Light Company

Designation:	First Mortgage Bonds, 5.00% Series due August 1, 2034 (“Offered Bonds”)

Registration Format:	SEC Registered

Principal Amount:	$350,000,000

Date of Maturity:	August 1, 2034

Interest Payment Dates:	Semi-annually in arrears on February 1 and August 1, beginning February 1, 2025

Coupon Rate:	5.00%

Price to Public:	99.961% of the principal amount thereof

Benchmark Treasury:	4.375% due May 15, 2034

Benchmark Treasury Yield:	4.225%

Spread to Benchmark Treasury Yield:	78 basis points

Reoffer Yield:	5.005%

Optional Redemption:	Prior to May 1, 2034 (the “Par Call Date”) redeemable at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Offered Bonds matured on the Par Call Date) on a semi-annual basis at the Treasury Rate plus 15 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the Offered Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, redeemable at any time at a redemption price equal to 100% of the principal amount of the Offered Bonds being redeemed plus accrued and unpaid interest thereon, if any, to the redemption date.

Trade Date:	July 25, 2024

Settlement Date:	July 30, 2024 (T+3)*

CUSIP / ISIN Number:	341081 GX9 / US341081GX96

Expected Credit Ratings:**
Moody’s Investors Service Inc.	“Aa2” (stable)
S&P Global Ratings	“A+” (stable)
Fitch Ratings, Inc.	“AA-” (stable)

Joint Book-Running Managers:
Cabrera Capital Markets LLC
Morgan Stanley & Co. LLC

*

It is expected that delivery of the Offered Bonds will be made against payment therefor on or about July 30, 2024, which will be the third business day following the date of pricing of the Offered Bonds. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Offered Bonds initially will settle in T+3, purchasers who wish to trade the Offered Bonds on the date of pricing of the Offered Bonds or on the next two succeeding business days should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**

A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The term “Treasury Rate” has the meaning ascribed to such term in the Issuer’s Preliminary Prospectus Supplement, dated July 25, 2024, with respect to the Offered Bonds.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Cabrera Capital Markets LLC toll-free at (800) 291-2388 and Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

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